Mr. H. Roger Schwall
United States Securities and Exchange Commission
May 6, 2014

May 6, 2014

VIA E-MAIL and FEDEX
H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549-7010

RE:	SEC Comment Letter dated April 30, 2014
ERHC Energy, Inc.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed December 23, 2013
Amendment No. 1 to Form 10-Q for fiscal Quarter Ended
December 31, 2013
Filed April 7, 2014
File No. 0-17325

Dear Mr. H. Roger Schwall:

In connection with your review of ERHC Energy, Inc.’s (“ERHC” or the “Company”) Form 10-K for Fiscal Year Ended September 30, 2013 (“10-K”), and Amendment No. 1 to Form 10-Q for fiscal Quarter Ended December 31, 2013 (“10-Q”), we respectfully submit the following responses to the comments included in your letter dated April 30, 2014.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2013

Exhibits

Comment 1

We note that it does not appear that you have filed as an exhibit your production sharing contract with the Government of Chad. Please file such contract, or tell us why you believe that you are not required to file it. Refer to Item 601(b)(10) of Regulation S-K.

Response

Item 601(b)(10) of Regulation S-K requires that every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report must be filed as an exhibit.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
May 6, 2014

ERHC respectfully submits to the Commission that it intends to comply with Item 601(b)(10) of Regulation S-K by submitting a fair and accurate English summary of the production sharing contract with the Government of Chad as an exhibit pursuant to Section 232.306 of Regulation S-T. The original production sharing contract with the government of Chad is a foreign language document.

Amendment No. 1 to Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2013

Exhibits

Comment 2

We note that you filed your farmout agreement with CEPSA Kenya Limited as Exhibit 10.1. However, we note that you have not filed Exhibit C to such farmout agreement, which is the Production Sharing Contract with the Government of the Republic of Kenya, dated June 28, 2012. Please refile the farmout agreement to include such exhibit. In addition, please provide your analysis as to whether you are required to separately file such production sharing contract as a material contract. Refer to Item 601(b)(10) of Regulation S-K.

Response

Item 601(b)(10) of Regulation S-K requires that every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report must be filed as an exhibit.

ERHC fully understands and appreciates (1) the Commission’s request to refile the farmout agreement with attached Exhibit C namely the Production Sharing Contract with the Government of the Republic of Kenya dated June 28, 2012, and (2) the Commission’s request for ERHC’s analysis as to separately filing the production sharing contract as a material contract. However, in the interest of avoiding certain additional redundant costs, while providing the utmost transparency to its shareholders and the marketplace, ERHC requests that the Commission accept the separate filing of the production sharing contract as a material contract as full satisfaction and resolution of the above comment.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
May 6, 2014

Company Acknowledgements

In accordance with the instructions contained within the Comment Letter, ERHC acknowledges that:

•            The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Vice President
713 626 4700

SO:rls